[Letterhead of Stoneridge, Inc.]

January 22, 2010

BY EDGAR (CORRESPONDENCE)
Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
CF / AD5
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Stoneridge, Inc. File Number: 001-13337 Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarterly period ended September 30, 2009

Dear Ms. Shenk:

We refer to the comment letter, dated December 22, 2009, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended December 31, 2008 of Stoneridge, Inc. (the “Company”) filed with the Commission on March 16, 2009 (the “Form 10-K”), and the Form 10-Q for the quarter ended September 30, 2009 of the Company filed with the Commission on November 9, 2009 (the “Form 10-Q”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis
Income (Loss) Before Income Taxes, page 22

1.
Refer to your response to our prior comment number 7.  It appears that the clarification indicated in the first paragraph of your response would be meaningful disclosure.  Please revise your disclosure accordingly.

Response:

The Company will define what is included under the caption “North America” within MD&A beginning with the Company’s Form 10-K for the year ended December 31, 2009.  The Company intends to add disclosure substantially equivalent to:

The North America geographic location consists of the results of our operations in the United States and Mexico.

Liquidity and Capital Resources, page 26

2.
Refer to your response to our prior comment 9.  We note the disclosure indicated therein as contained in the Form 10-Q for the quarterly period ended September 30, 2009 intended to be in satisfaction of our comment.  It appears your disclosure could be more expansive in regard to the analysis in terms of cash of the specific factors affecting the amount presented for the period as, and changes between comparative periods in, “net cash provided by (used for) operating activities.”  In this regard, your analysis should address all material underlying items affecting cash within and between periods in explanation of why there was a net cash usage in operating activities for the 2009 period and the level of such relative to the direction and amount of operating cash for the comparative period.  Earnings presented on an accrual basis and reconciling items in the form of changes in working capital items in arriving at this amount may not be sufficiently in terms of cash to adequately accomplish this.  Changes in accounts receivable and inventory reflect only changes in balances between periods.  For example, credit terms may create a lag between periods in which credit sales are made and the period in which the accounts receivables associated with those sales are collected.  Please expand your disclosure accordingly.

Response:

Significant factors affecting cash from operating activities for the nine months ended September 30, 2009 were as follows:

Net cash provided by operating activities was negatively impacted by lower net sales resulting in lower earnings for the nine months ended September 30, 2009 compared to the same period in 2008.  Partially offsetting our lower earnings was cash generated by a reduction in working capital as a result of lower sales volume.  In particular, we reduced inventories in 2009 because of lower production requirements and the reduction of inventory safety stock resulting from the transfer of production from our Sarasota, Florida and Mitcheldean, UK factories to other Stoneridge facilities during the last six months of 2008. Lower net sales during the third quarter of 2009 also reduced our accounts receivables at September 30, 2009 however our cash collection rates and customer credit terms were consistent between the periods presented.

The Company will expand its disclosures, focusing on factors affecting cash in its Form 10-K filing for the year ended December 31, 2009 to reflect this information.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Management’s Discussion and Analysis
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
Cost of Goods Sold, page 30

3.
We believe your disclosure could be more informative in the following respects:  (1) the aspects of your costs that caused the ratio of cost of goods sold to net sales to be higher in 2009 than 2008 despite the decline in sales volume, (2) how lower volume in regard to military related commercial vehicle products contributed to the increase in material cost as a percentage of net sales for the Electronics segment, (3) the reason for outsourcing stamping operations that caused material costs apparently for the Control Devices segment to increase as percent of net sales, and (4) the relative contribution of outsourcing stamping operations and product mix to the increase in material costs as a percent of net sales.  Please explain to us with a view to revising your disclosure as appropriate.

Response:

1)
Part of the Company’s cost structure is fixed in nature, such as fixed overhead and depreciation costs.  These fixed costs coupled with significantly lower net sales, increased the cost of goods sold to net sales percentage from 2008 to 2009.  The Company will disclose the cause for the fluctuation in costs of goods sold as a percentage of net sales between periods presented, beginning with the Company’s Form 10-K filing for the year ended December 31, 2009.  In addition, the Company will disclose any other factor significantly affecting the comparability of cost of goods sold to net sales between the periods presented.

2)
The Company’s military related commercial vehicle products have historically had lower direct material costs as a percent of net sales and a higher gross margin than our other product offerings.  The reduction in net sales of military related commercial vehicle products for the nine months ended September 30, 2008 to the nine months ended September 30, 2009 increased material cost as a percentage of net sales.  The Company will disclose this cause in the comparability of ratios in future periodic filings if applicable.

3)
As part of a restructuring initiative, the Company outsourced the production of all stamped products to a third party during the fourth quarter of 2008.  In prior periods, when the stamping operation was performed by the Company, costs attributable to the stamping operation were recognized as direct material, direct labor and overhead.  After the stamping operation was outsourced to a third party, stamped components were purchased as direct materials and no associated direct labor or overhead was incurred by the Company.  Direct material as a percent of net sales increased 0.4% due to outsourcing of its stamping operation while mix and other factors increased direct material as a percent of net sales by 3.1% for the nine months ended September 30, 2009 compared to September 30, 2008.  If significant to the comparability of the periods presented, the Company will disclose the aforementioned in future periodic filings.  Additionally, the Company will disclose significant factors in product mix changes that impact the comparability of the periods presented in future periodic filings.

4)	The Company will disclose the relative effect of items affecting the comparability of direct materials as a percent of sales in future period filings.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 330-856-2443.

Sincerely,

/s/ George E. Strickler
George E. Strickler
Executive Vice President and
Chief Financial Officer and Treasurer

cc:  Robert M. Loesch, Baker & Hostetler LLP